European Bank for Reconstruction and Development DSTRBRPT

Exhibit (c)(ii)

Jefferies International Limited 100 Bishopsgate London EC2N 4JL tel +44 (0) 20 7029 8000 Jefferies.com

7 May 2024

To:	European Bank for Reconstruction and Development
Attention:	Stefan Filip

European Bank for Reconstruction and Development (the “Issuer”)

MXN 200,000,000 10.95 per cent. Notes due 9 May 2025 (the “Notes”) issued pursuant to the European Bank for Reconstruction and Development EUR 45,000,000,000
Global Medium Term Note Programme for the issue of notes

We hereby confirm the following agreement for the issue to us of Notes under the above Programme pursuant to the terms of issue set out in the Pricing Supplement.

We confirm that:

(i)	We agree to pay:

(a)	the fees and expenses of our legal advisers;

(b)	the fees and expenses of the Agent and any paying agents;

(c)	the fees and expenses of Cleary Gottlieb Steen & Hamilton LLP, legal advisors to the Issuer in connection with the necessary United States filing;

(d)	all expenses in connection with the issue, authentication, packaging and initial delivery of the Notes and preparation of the Registered Note, the preparation and printing of the Notes (except Definitive Notes), the relevant Pricing Supplement and any amendments or supplements thereto, if any; and

(e)	the cost of any publicity agreed by the Issuer in connection with the issue of the Notes.

(ii)	In addition we confirm that the provisions of Clause 3.2.6 of the Programme Agreement dated 3 July 2012 (the “Programme Agreement”) will not apply in relation to this issue of Notes.

In order to permit the Issuer to file with U.S. Securities and Exchange Commission the report required by 17 C.F.R. § 290.3 no later than the date of this agreement, we confirm that the Notes are expected to be offered and sold in the United States.

The net proceeds of the issue are MXN 200,000,000 which, subject to the provisions of the Programme Agreement, will be paid to you or to your order on the Issue Date specified in the Pricing Supplement.

Upon issue the Notes should be credited to our account with Euroclear, account number 097618.

Solely for the purposes of the requirements of 3.2.7R of the FCA Handbook Product Intervention and Product Governance Sourcebook (the “UK MiFIR Product Governance Rules”) regarding the mutual responsibilities of manufacturers under the UK MiFIR Product Governance Rules we acknowledge that we understand the responsibilities conferred upon us under the UK MiFIR Product Governance Rules relating to each of the product approval process, the target market and the proposed distribution channels as applying to the Notes and the related information set out in the Pricing Supplement in connection with the Notes.

Registered in England No 1978621. Registered office: 100 Bishopsgate, London EC2N 4JL. Authorised and regulated by the Financial Conduct Authority.

Please confirm your agreement to the terms of issue by signing and sending back to us a copy of the Pricing Supplement.

For:	Jefferies International Limited

By:	/s/ Rahul Suresh
Authorised signatory

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